January 1, 2016 to December 31, 2016

Identification

Business number (BN) 001 81103 0790 RC0001

Corporation's name

002 9215581 Canada Inc.

Address of head office

Has this address changed since the last time we were notified? . . . . 010 1 Yes [ ] 2 No [X]

If **yes**, complete lines 011 to 018.

011 Suite 101

012 261 Lester Street

City	Province, territory, or state
015 Waterloo	016 ON
Country (other than Canada)	**Postal or ZIP code**
017 CA	018 N2L 3W6

Mailing address (if different from head office address)

Has this address changed since the last time we were notified? . . . . 020 1 Yes [ ] 2 No [X]

If **yes**, complete lines 021 to 028.

021 c/o

022

023

City	Province, territory, or state
025	026
Country (other than Canada)	**Postal or ZIP code**
027	028

Location of books and records (if different from head office address)

Has this address changed since the last time we were notified? . . . . 030 1 Yes [ ] 2 No [X]

If **yes**, complete lines 031 to 038.

031

032

City	Province, territory, or state
035	036
Country (other than Canada)	**Postal or ZIP code**
037	038

040 **Type of corporation at the end of the tax year** (tick one)

- [X] 1 Canadian-controlled private corporation (CCPC)
- [ ] 2 Other private corporation
- [ ] 3 Public corporation
- [ ] 4 Corporation controlled by a public corporation
- [ ] 5 Other corporation (specify)

If the type of corporation changed during the tax year, provide the effective date of the change . . . . 043 Year Month Day

To which tax year does this return apply?

	Tax year start		Tax year-end
	Year Month Day		Year Month Day
060	2016-01-01	061	2016-12-31

Has there been an acquisition of control resulting in the application of subsection 249(4) since the tax year start on line 060? . . . . 063 1 Yes [ ] 2 No [X]

If **yes**, provide the date control was acquired . . . . 065 Year Month Day

Is the date on line 061 a deemed tax year-end according to subsection 249(3.1)? . . . . 066 1 Yes [ ] 2 No [X]

Is the corporation a professional corporation that is a member of a partnership? . . . . 067 1 Yes [ ] 2 No [X]

Is this the first year of filing after:

Incorporation? . . . . 070 1 Yes [ ] 2 No [X]

Amalgamation? . . . . 071 1 Yes [ ] 2 No [X]

If **yes**, complete lines 030 to 038 and attach Schedule 24.

Has there been a wind-up of a subsidiary under section 88 during the current tax year? . . . . 072 1 Yes [ ] 2 No [X]

If **yes**, complete and attach Schedule 24.

Is this the final tax year before amalgamation? . . . . 076 1 Yes [ ] 2 No [X]

Is this the final return up to dissolution? . . . . 078 1 Yes [ ] 2 No [X]

If an election was made under section 261, state the functional currency used 079

Is the corporation a resident of Canada? 080 1 Yes [X] 2 No [ ]

If **no**, give the country of residence on line 081 and complete and attach Schedule 97.

081

Is the non-resident corporation claiming an exemption under an income tax treaty? . . . . 082 1 Yes [ ] 2 No [X]

If **yes**, complete and attach Schedule 91.

If the corporation is exempt from tax under section 149, tick one of the following boxes:

085
- [ ] 1 Exempt under paragraph 149(1)(e) or (l)
- [ ] 2 Exempt under paragraph 149(1)(j)
- [ ] 3 Exempt under paragraph 149(1)(t)
- [ ] 4 Exempt under other paragraphs of section 149

Do not use this area

095 096 898